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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500


                                                                [SECURIAN LOGO]




June 17, 2016


Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549-4644

Re: Minnesota Life Individual Variable Universal Life Account
    Minnesota Life Insurance Company
    File Numbers 333-148646 and 811-22093
    "Tandy" Representations


Ladies and Gentlemen:

In connection with the above-referenced filing, Minnesota Life Individual Variable Universal Life Account (the "Registrant"), acknowledges that:

   - the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
   - staff comments, or changes to disclosure in response to staff commments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and
   - the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Gary R. Christensen

Gary R. Christensen
Director, Attorney-in-Fact,
Senior Vice President,
General Counsel and Secretary
Minnesota Life Insurance Company

GRC:mab

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.
F62483  02-2005